Exhibit 99.1

ELBIT IMAGING RAISES ADDITIONAL $27 MILLION IN CAPITAL COMMITMENTS
FOR EPN REAL ESTATE FUND FROM MENORA MIVTACHIM INSURANCE

Tel Aviv, June 15, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that along with its subsidiary, Elbit Plaza USA, L.P. (“Elbit Plaza USA”), a real estate investment venture jointly formed by Elbit, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”)and Eastgate Property LLC (“Eastgate”), it has successfully raised from Menora Mivtachim Insurance Ltd. and certain of its affiliates (collectively, “Menora”) $27 million of capital commitments to be invested in EPN Real Estate Fund, LP (the “Fund”).

The total aggregate amount of capital commitments that have been raised to be invested in, and co-invested alongside, the Fund, as of today totals $227 million. This announcement follows Elbit’s earlier announcement dated February 9, 2010, regarding a $200 million co-investment facility for investment in the U.S. real estate market.

EPN Investment Management, LLC, which is co-managed by Elbit Plaza USA and an affiliate of Eastgate, will serve as the Fund's investment management advisor.

The Fund has a targeted size of $400 million in capital commitments.

Dudi Machluf, Chief Executive Officer (co-CEO), commented: “We are happy to announce the investment by Menora, one of Israel’s leading insurance companies, in our real estate fund which focuses on investments in the US retail and commercial real estate sectors. Menora’s investment in the Fund is an expression of confidence in the opportunities offered by the Fund. We intend to seek additional Israeli and International partners for the Fund. We expect that the MDT deal, previously announced, will serve to encourage additional North-American real-estate opportunities that meet the Fund’s investment profile.”

About EPN
EPN Fund GP, LLC ("EPN") is a real estate investment venture jointly formed by Elbit Plaza USA, L.P., a subsidiary of Elbit Imaging Ltd. (“Elbit”) and Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC (“Eastgate”). EPN was formed as part of a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, with the objective of raising additional investments from outside investors and focusing on investments in the U.S. retail and commercial real estate sectors (the “Fund”).The Fund intend to take advantage of real estate opportunities in the United States, through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

Elbit Plaza USA is a joint venture between Elbit Imaging Ltd. and Plaza Centers N.V. Elbit Imaging Ltd. is a global diversified conglomerate dual listed on the Tel Aviv Stock Exchange and NASDAQ Global Select Market (EMITF), which is active in several principal fields including shopping and entertainment centers.  Plaza Centers N.V. is a leading emerging markets developer of mainly shopping and entertainment centers, which maintains dual listing on the Main Board of the London Stock exchange (PLAZ) and on the Warsaw stock exchange (PLZ).

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054